                                                                   EXHIBIT 99(b)
                                                              1995 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

J. C. Penney Funding Corporation ("Funding") is a wholly-owned consolidated subsidiary of J. C. Penney Company, Inc. ("JCPenney"). The business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney, the purchase of customer receivable balances that arise from the retail credit sales of JCPenney, or a combination of both. No receivables have been purchased by Funding since 1985. The loan agreement between Funding and JCPenney provides for unsecured loans to be made by Funding to JCPenney. Each loan is evidenced by a revolving promissory note and is payable upon demand in whole or in part as may be required by Funding. Copies of Funding's loan and receivables agreements with JCPenney are available upon request.

Funding issues commercial paper through CS First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch Money Markets Inc., and Morgan Stanley & Co., Incorporated to corporate and institutional investors in the domestic market. The commercial paper is guaranteed by JCPenney on a subordinated basis. Funding has, from time to time, issued long term debt in public and private markets in the United States and abroad. The commercial paper is rated "A1" by Standard & Poor's Corporation, "P1" by Moody's Investors Service, Inc., and "F1" by Fitch Investors Service, Inc.

Income is derived primarily from earnings on loans to JCPenney and is designed to produce earnings sufficient to cover its interest expense at a coverage ratio of at least one and one-half times.

In 1995, net income increased to $43 million from $32 million in 1994 and $16 million in 1993. The increases in 1995 and 1994 are attributed to higher borrowing levels and higher interest rates. Interest expense was $128 million in 1995 compared with $94 million in 1994 and $47 million in 1993. Interest earned from JCPenney was $194 million in 1995 compared to $143 million in 1994 and $71 million in 1993.

Commercial paper borrowings averaged $2,145 million in 1995 compared to $1,990 million in 1994 and $1,347 million in 1993. The average interest rate on commercial paper was 5.9 per cent in 1995, up from 4.6 per cent in 1994 and 3.2 percent in 1993.

Committed bank credit facilities available to Funding and JCPenney as of January 27, 1996, amounted to $3.0 billion. In 1995, JCPenney and Funding amended the two syndicated revolving credit facilities totaling $3.0 billion with a group of domestic and international banks. These facilities consist of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. The 364-day revolver includes a $500 million seasonal credit line for the August to January period thus allowing JCPenney to match its seasonal borrowing requirements. These facilities support JCPenney's short term borrowing program. None of the borrowing facilities were in use as of January 27, 1996. See page 8 for a complete list of committed bank credit facilities.

We would like to express our appreciation to the institutional investment community, as well as to our credit line participants and commercial paper dealers for their continued support during 1995.


/s/ Donald A. McKay
Donald A. McKay
Chairman of the Board
April 5, 1996



                                                                 -----------

Statements of Income                            J.C. Penney Funding Corporation
($ in millions)


For the Year                                   1995         1994          1993
                                            -----------------------------------
Interest Income From JCPenney............   $  194        $  143         $   71

Interest Expense.........................      128            94             47
                                            ------        ------         ------

Income before income taxes...............       66            49             24
     Income taxes........................       23            17              8
                                            ------        ------         ------
Net income...............................   $   43        $   32         $   16
                                            ======        ======         ======

Statements of Reinvested Earnings
($ in millions)

                                               1995         1994          1993
                                            -----------------------------------
Balance at beginning of year.............   $  883        $  851         $  835
Net income...............................       43            32             16
                                            ------        ------         ------
Balance at end of year...................   $  926        $  883         $  851
                                            ======        ======         ======

                                                                        --------

See Notes to Financial Statements on page 6                                    3

Balance Sheets                                   J.C.Penney Funding Corporation
(In millions except share data)

                                                    1995       1994       1993
                                                  ----------------------------
Assets
Loans to JCPenney...............................  $2,563     $3,114     $2,323
                                                  ======     ======     ======

Liabilities and Equity of JCPenney
Current Liabilities
Short term debt.................................  $1,482     $2,074     $1,284
Due to JCPenney.................................      10         12         43
                                                  ------     ------     ------
    Total Current Liabilities...................   1,492      2,086      1,327


Equity of JCPenney
Common stock (including contributed
capital), par value $100:
  Authorized, 750,000 shares -
  issued and outstanding, 500,000 shares........     145        145        145
Reinvested earnings.............................     926        883        851
                                                  ------     ------     ------
    Total Equity of JCPenney....................   1,071      1,028        996
                                                  ------     ------     ------
    Total Liabilities and Equity of JCPenney....  $2,563     $3,114     $2,323
                                                  ======     ======     ======

                                                                   -----------
                                                                             4
See Notes to Financial Statements on page 6

Statements of Cash Flows                      J.C.Penney Funding Corporation
($ in millions)

For the Year                                        1995       1994       1993
                                                  ----------------------------
Operating Activities
Net income......................................  $   43     $   32     $   16
(Increase)Decrease in loans to JCPenney.........     551       (791)      (411)
Increase(Decrease) in amount due to JCPenney....      (2)       (31)        (2)
                                                  ------     ------     ------
                                                  $  592     $ (790)    $ (397)
Financing Activities
Increase(Decrease) in short term debt...........  $ (592)    $  790     $  397


Supplemental Cash Flow Information
Interest paid...................................  $  128     $   94     $   47
Income taxes paid...............................  $   26     $   10     $    4

                                                                   -----------

See Notes to Financial Statements on page 6                                  5

Independent Auditors' Report                  J.C. Penney Funding Corporation

To the Board of Directors of
J.C. Penney Funding Corporation:

We have audited the accompanying balance sheets of J.C. Penney Funding Corporation as of January 27, 1996, January 28, 1995, and January 29, 1994, and the related statements of income, reinvested earnings, and cash flows, appearing on pages 3 through 5 for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.C. Penney Funding Corporation as of January 27, 1996, January 28, 1995, and January 29, 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                /s/ KPMG Peat Marwick LLP


                                                KPMG Peat Marwick LLP
Dallas, Texas
February 22, 1996
- --------------------------------------------------------------------------------
Notes to Financial Statements

Nature of Operations
- --------------------
J.C. Penney Funding Corporation ("Funding") is a wholly-owned consolidated subsidiary of J.C. Penney Company, Inc. ("JCPenney"). The principal business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney. To finance its operations, Funding issues commercial paper, which is guaranteed by JCPenney on a subordinated basis, to corporate and institutional investors in the domestic market. Funding has, from time to time, issued long term debt in public and private markets in the United States and abroad.

Definition of Fiscal Year
Funding's fiscal year ends on the last Saturday in January. Fiscal year 1995 ended January 27, 1996, 1994 ended January 28, 1995, and 1993 ended January 29, 1994.

Commercial Paper Placement
Funding places commercial paper solely through dealers. The average interest rate on commercial paper at year end 1995, 1994, and 1993 was 5.7%, 5.9%, and 3.2%, respectively.

Summary of Accounting Policies
- ------------------------------

Income Taxes
Funding's taxable income is included in the consolidated federal income tax return of JCPenney. Income taxes in Funding's statement of income are computed as if Funding filed a separate federal income tax return.

Use of Estimates
Funding's consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Certain amounts included in the consolidated financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third party specialists where appropriate, actual results could differ from these estimates.

Loans to JCPenney
- -----------------
Funding and JCPenney are parties to a Loan Agreement which provides for unsecured loans, payable on demand, to be made from time to time by Funding to JCPenney for the general business purposes of JCPenney, subject to the terms and conditions of the Loan Agreement. Under the terms of the Agreement, Funding and JCPenney agree upon a mutually-acceptable earnings coverage of Funding's interest and other fixed charges. The earnings to fixed charges ratio has historically been at least one and one-half times.

Committed Bank Credit Facilities
- --------------------------------
Committed bank credit facilities available to Funding and JCPenney as of January 27, 1996, amounted to $3.0 billion. In 1995, JCPenney and Funding amended the two syndicated revolving credit facilities totaling $3.0 billion with a group of domestic and international banks. These facilities consist of a $1.5 billion, 364-day revolver, and a $1.5 billion, 5 year revolver. The 364-day revolver includes a $500 million seasonal credit line for the August to January period thus allowing JCPenney to match its seasonal borrowing requirements. These facilities support JCPenney's short term borrowing program. None of the borrowing facilities were in use as of January 27, 1996.

Fair Value of Financial Instruments
- -----------------------------------
The fair value of short term debt (commercial paper) at January 27, 1996, January 28, 1995, and January 29, 1994 approximates the amount as reflected on the balance sheet due to its short average maturity.

The fair value of loans to JCPenney at January 27, 1996, January 28, 1995, and January 29, 1994, also approximates the amount reflected on the balance sheet because the loan is payable on demand and the interest charged on the loan balance is adjusted to reflect current market interest rates.

                                                                        --------

Five Year Financial Summary                      J.C. Penney Funding Corporation
($ in millions)

At Year End                                       1995          1994          1993          1992          1991
                                                ---------------------------------------------------------------
Capitalization
    Short term debt
        Commercial paper....................    $ 1,482       $2,074        $ 1,284       $    887     $   414
        Master notes........................         --           --             --             --          57
                                                -------       ------        -------       --------     -------
           Total short term debt............      1,482        2,074          1,284            887         471

    Long term debt
        7.875% to 9.25% due 1996 to 1998....         --           --             --             --         177
                                                -------       ------        -------       --------     -------

    Total debt..............................      1,482        2,074          1,284            887         648
                                                -------       ------        -------       --------     -------

    Equity of JCPenney......................      1,071        1,028            996            980         963
                                                -------       ------        -------       --------     -------

Total capitalization........................    $ 2,553       $3,102        $ 2,280       $  1,867     $ 1,611
                                                =======       ======        =======       ========     =======

Committed bank credit facilities............    $ 3,000       $2,500        $ 1,250       $ 1,250      $ 1,250


For the Year

Income......................................    $   194       $  143        $    71       $    77      $   101
Expenses....................................    $   128       $   94        $    47       $    51      $    67
Net income..................................    $    43       $   32        $    16       $    17      $    23
Fixed charges - times earned................       1.52         1.52           1.52          1.52         1.52

Peak short term debt........................    $ 2,771       $2,649        $ 2,327       $ 1,665      $ 1,489

Average debt
    Short term..............................    $ 2,145       $1,990        $ 1,347       $ 1,146      $   754
    Long term...............................    $    --       $   --        $    --       $    39      $   232
    Total...................................    $ 2,145       $1,990        $ 1,347       $ 1,185      $   986

Average interest rates
    Short term debt.........................       5.9%         4.6%           3.2%          3.7%         5.6%
    Long term debt..........................        --%          --%            --%          8.9%         8.7%
    Total...................................       5.9%         4.6%           3.2%          3.9%         6.3%

                                                                       _________

Quarterly Data                                 J.C. Penney Funding Corporation
($ in millions)(Unaudited)


                                         First                   Second                   Third                    Fourth
                                  -------------------     --------------------     --------------------     ---------------------
                                  1995   1994    1993     1995    1994    1993     1995    1994    1993     1995    1994     1993
                                  ----   ----    ----     ----    ----    ----     ----    ----    ----     ----    ----     ----
Income ......................    $  48     24      13       48      32      15       52      38      22       46      49      21

Expenses ....................    $  31     16       9       32      21      10       34      25      14       31      32      14

Income before taxes .........    $  17      8       4       16      11       5       18      13       8       15      17       7

Net income ..................    $  11      5       3       10       7       3       12       9       5       10      11       5
Fixed charges -
 times earned ...............     1.52   1.52    1.52     1.52    1.52    1.52     1.52    1.52    1.52     1.52    1.52    1.52



Committed Revolving Credit Facilities
as of January 27, 1996


ABN-AMRO Bank N.V.                       The Long Term Credit Bank of
Bank of America NT & SA                        Japan, Ltd.
Bank of Hawaii                           Mellon Bank, N.A.
Bank of New York                         Mitsubishi Bank
Bank One, Texas, N.A.                    Morgan Guaranty Trust Company
Bankers Trust Company                          of New York
The Bank of Tokyo, Ltd.                  NationsBank of Texas, N.A.
Banque Nationale de Paris                The Northern Trust Company
Chemical Bank                            Norwest Bank Minnesota, N.A.
Citibank, N.A.                           PNC Bank, N.A.
Credit Lyonnais                          The Royal Bank of Canada
Credit Suisse                            The Sanwa Bank Limited
Dai-Ichi Kangyo Bank                     San Paolo Bank
Deutsche Bank A.G.                       Societe Generale
First Interstate Bank of California      The Sumitomo Bank, Limited
The First National Bank of Boston        SunBank, N.A.
The First National Bank of Chicago       Swiss Bank Corporation
First Security Bank of Utah, N.A.        Union Bank of Switzerland
First Union National Bank of             United Missouri Bank, N.A.
        North Carolina                   United States National Bank
Firstar Bank, Milwaukee, N.A.                  of Oregon
The Fuji Bank, Limited                   Wachovia Bank of North Carolina, N.A.
The Industrial Bank of Japan
        Trust Company


                                                             ________________